UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): March 5, 2007

IPALCO ENTERPRISES, INC.
(Exact name of registrant as specified in its charter)

Indiana	1-8644	35-1575582
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Monument Circle, Indianapolis, Indiana 46204
(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code: (317) 261-8261

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events

On March 5, 2007, Indianapolis Power & Light Company ("IPL"), the principal subsidiary of IPALCO Enterprises, Inc., filed a petition with the Indiana Utility Regulatory Commission for approval to acquire a combustion turbine owned by DTE Georgetown, LP, which is a wholly owned subsidiary of DTE Georgetown Holdings, Inc. and DTE Energy Services Inc. The turbine has a nominal nameplate capacity of 80 megawatts and is located at IPL's Georgetown substation. The acquisition is contingent upon receiving the necessary regulatory approval.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 5, 2007

IPALCO ENTERPRISES, INC.

By___/s/ Frank Marino_____
Name: Frank Marino
Title: Senior Vice President and Chief Financial Officer